FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 under
the Securities Exchange Act of 1934

For the month of May 2012

ICON plc
(Registrant’s name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland.
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
011-353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and
(2) Persons closely associated with Persons Discharging Managerial Responsibility

The following person discharging managerial responsibility of ICON plc has been granted options under the ICON plc Employee Share Option Plan 2008.  The options were granted in Dublin on 27 April 2012.

Name of person discharging managerial responsibilities	Description of shares (class and number)	Period during which or date on which it can be exercised	Total amount paid for grant of option	Exercise price	Total number of shares over which options are held following notification
Ciaran Murray	50,000 American Depositary Shares (each representing one Ordinary Share of €0.06 each)	Total vesting period of 5 years with 20% of grant vesting at end of each year. Grant expires after 8 years.	Nil	US$22.30	345,000 Share Options

The following person discharging managerial responsibility of ICON plc has been granted restricted share units under the ICON plc Restricted Share Unit Plan 2008.  The restricted share units were granted in Dublin on 27 April 2012.

Name of person discharging managerial responsibilities	Description of shares (class and number)	Period during which or date on which it can be exercised	Total amount paid for grant of option	Total number of shares over which options are held following notification
Ciaran Murray	50,000 American Depositary Shares (each representing one Ordinary Share of €0.06 each)	Vest after 1 year.	Nil	200,000 Restricted Share Units

The following persons discharging managerial responsibility of ICON plc have each been granted options under the ICON plc Consultants’ Share Option Plan 2008.  The options were granted in Dublin on 27 April 2012.

Name of person discharging managerial responsibilities	Description of shares (class and number)	Period during which or date on which it can be exercised	Total amount paid for grant of option	Exercise price	Total number of shares over which options are held following notification
Bruce Given	4,000 American Depositary Shares (each representing one Ordinary Share of €0.06 each)	Total vesting period of 5 years with 20% of grant vesting at end of each year. Grant expires after 8 years.	Nil	US$22.30	28,000 Share Options
Dermot Kelleher	2,000 American Depositary Shares (each representing one Ordinary Share of €0.06 each)	Total vesting period of 5 years with 20% of grant vesting at end of each year. Grant expires after 8 years.	Nil	US$22.30	14,000 Share Options
Ronan Lambe	2,000 American Depositary Shares (each representing one Ordinary Share of €0.06 each)	Total vesting period of 5 years with 20% of grant vesting at end of each year. Grant expires after 8 years.	Nil	US$22.30	20,000 Share Options
Cathrin Petty	2,000 American Depositary Shares (each representing one Ordinary Share of €0.06 each)	Total vesting period of 5 years with 20% of grant vesting at end of each year. Grant expires after 8 years.	Nil	US$22.30	7,000 Share Options
Declan McKeon	2,000 American Depositary Shares (each representing one Ordinary Share of €0.06 each)	Total vesting period of 5 years with 20% of grant vesting at end of each year. Grant expires after 8 years.	Nil	US$22.30	7,000 Share Options
John Climax	2,000 American Depositary Shares (each representing one Ordinary Share of €0.06 each)	Total vesting period of 5 years with 20% of grant vesting at end of each year. Grant expires after 8 years.	Nil	US$22.30	90,000 Share Options
Thomas Lynch	2,000 American Depositary Shares (each representing one Ordinary Share of €0.06 each)	Total vesting period of 5 years with 20% of grant vesting at end of each year. Grant expires after 8 years.	Nil	US$22.30	22,000 Share Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc
May 8, 2012 Date	/s/ Brendan Brennan Brendan Brennan Chief Financial Officer